

July 15, 2015

Mr. Brian Lee
Chief Financial Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco, 98000

     Re: Scorpio Tankers Inc.
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed March 31, 2015
             File No. 001-34677

Dear Mr. Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2014

Selected Financial Data, page 1

1. Please revise to include disclosure of cash dividends declared per common share in accordance with Instruction 2 to Item 301 of Regulation S-K.

Note 8. Investment in Dorian, page F-29

2. We note that in June 2014 you acquired 7,500,000 of your common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian, and as a result recognized gain of $10.9 million in your statement of income or loss, and your ownership in Dorian decreased to 16.3%. Please explain to us how you calculated or determined the $10.9 million gain on this transaction. As part of your response, please tell us how you determined the value of your common shares acquired and the shares of Dorian sold to the third party. Also, please tell us why you believe it is appropriate to present this gain as part of operating income in your statements of income or loss. Please refer to the guidance in paragraph BC56 of IAS 1.

Note 24. Subsequent Events, page F-61

3. We note your disclosure that in March 2015 the conversion rate of your Convertible Notes was adjusted to reflect a cash dividend with respect to your common shares. Please tell us how you accounted for this modification under IAS 39.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief